Exhibit 12
Healthcare Realty Trust Incorporated
Statement Re: Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)
(Unaudited)

	Nine Months Ended		Year Ended December 31,
	September 30, 2010		2009	2008	2007	2006	2005
	(Restated)(1)
Earnings
Consolidated pretax income from continuing operations	$5,852		$27,243	$17,366	$9,195	$9,062	$12,744

Fixed charges	56,516		54,437	49,903	53,318	53,390	48,242
Capitalized interest	(7,729)		(10,087)	(6,679)	(4,022)	(1,292)	(1,412)

Total Earnings	$54,639		$71,593	$60,590	$58,491	$61,160	$59,574

Fixed charges
Interest expense	47,803		43,080	42,126	48,307	50,760	45,675
Estimated interest in rental expense (2)	984		1,270	1,098	989	1,338	1,155
Capitalized interest	7,729		10,087	6,679	4,022	1,292	1,412

Total Fixed charges	$56,516		$54,437	$49,903	$53,318	$53,390	$48,242

Ratio of Earnings to Fixed Charges	0.97	(3)	1.32	1.21	1.10	1.15	1.23

(1)	The years ended December 31, 2009, 2008, 2007, 2006, and 2005 have been restated for discontinued operations to conform to the September 30, 2010 presentation.

(2)	Assumes that approximately one-third of rent expense is representative of the interest factor.

(3)	For the nine months ended September 30, 2010, earnings from continuing operations were insufficient to cover fixed charges by $1.9 million.